SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

November 17, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation
Response to SEC Review Comments dated 11/15/05
Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to the letter dated November 15, 2005 to Secure Computing Corporation regarding Secure Computing’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended June 30, 2005 (Commission File No. 000-27074). The following responses are keyed to the Staff’s comments.

(1) We have read your response to prior comment number 2 and believe that the costs related to providing support, maintenance, training and instillation service revenues should be classified as cost of sales. If the individuals that provide these services play a dual role in you operations, then an allocation of their costs should be considered in your income statement classification. Refer to 5-03(b)(2) of Regulation S-X. As previously requested, quantify the costs that represent cost of providing service revenues that are currently included in selling and marketing expenses. Revise your financial statements or advise why such revision is not necessary.

As discussed with the Staff on November 16, 2005, we have performed a high level analysis based on inquiries of certain employees and members of management of the time spent by our Support and Services group on pre-sales activities and PCS. Based on the results of this analysis, we believe that up to approximately 70% of the costs related to the individuals in the Support and Services group (the group of individuals that provide support, maintenance, training and installation services), represent costs of providing Services revenue. These costs are currently presented as Sales and Marketing costs in the financial statements under review. We understand the Staff believes that the presentation of these costs as ‘cost of sales’ is more appropriate than how we have currently presented them, however, we believe that the impact of moving these costs to the cost of sales line on the financial statements under review is immaterial and would not provide any more meaningful information to the reader of the financial statements. The information in the table that follows is provided to support this position. As indicated below, up to a 70% allocation of the Support and Services group expenses, for the full year 2004, represents up to a 4.9 percentage point difference in the gross margin rate. For 2005, this allocation would represent up to a 4.6, 4.4 and 4.3 percentage point difference in gross margin rate for the first, second and third quarters respectively. While we believe these percentage point differences are not material, we also note that an allocation of these costs would have no impact on the gross margin rate trend. We believe it is the gross margin rate trend that is most meaningful to the reader of our financial statements, rather than the gross margin dollars or percent.

In addition for full year 2004, up to a 70% allocation, represents 5% of total revenues and this allocation would represent 5%, 4% and 4% of total revenues for the first, second and third quarters of 2005 respectively. From a quantitative viewpoint the changes contemplated are 5% or less of total revenues for all periods presented below.

Furthermore, from a qualitative viewpoint, there is no impact to Revenues, Operating Income, Net Income, Earnings per Share and Cash flow.

We respectively submit that we believe this allocation is immaterial, both quantitatively and qualitatively, to the financial statements under review and that a revision of such statements is not necessary.

	Full Year 2004	Q1 2005	Q2 2005	Q3 2005
Support Group Expenses	6,561	1,700	1,660	1,695
Portion of costs representing services	70%	70%	70%	70%
Adjustment to Cost of Sales (a)	4,593	1,190	1,162	1,187
Adjusted Gross Margin Rate	81.9%	81.0%	83.1%	82.0%
Reported Gross Margin Rate (b)	86.8%	85.6%	87.5%	86.3%
Gross Margin Percentage Point Difference	(4.92)	(4.65)	(4.45)	(4.35)
Adjustment $ as a Percent of Revenue	5%	5%	4%	4%

(a)	Assumes that up to approximately 70% of the Support group costs are allocated to Cost of Sales.
(b)	As reported in previously filed 10-K and 10-Qs.

(2) We note your response to prior comment number 3 and have the following additional comments:

(a) It remains unclear to us how you determine the “average” amount when a product or subscription is sold separately and why you believe this “average” represents VSOE in accordance with paragraph 10 of SOP 97-2. As previously requested, please describe in reasonable detail the process you use to determine the “average.” Explain how you are able to conclude that using the average amount represents VSOE considering that the amount you charge your customers varies. Provide us specific examples and explain how you have established VSOE for your elements and arrangements.

VSOE of fair value is established for each element in an arrangement based on the average price charged in comparable transactions. We query our database of historical transactions for the previous 4 quarters and stratify these transactions based on comparable criteria such as number of users and/or units, length of the term, and customer type. When reviewing this stratification, only transactions that are both relevant and comparable to the current transaction are used to determine VSOE of fair value, i.e., any significant outliers in the stratification are excluded. The remaining items stratified are then averaged to determine VSOE of fair value.

As this process represents specific evidence for the element being valued and is applicable to our actual sales activities, we believe that using this method to calculate the average does represent VSOE of fair value for such an element.

Historically this process has returned a normal discount range of comparable transactions of between 25 and 35% of our published list price; therefore, the values of these comparable transactions are within a tight range.

We have included two examples of how VSOE of fair value is determined below.

Example #1 – VSOE of fair value on Sidewinder G2 appliance model 410C (Firewall Product)

To establish VSOE of fair value on the firewall appliance sold as part of a multiple element arrangement, we review transactions in which the exact same model of firewall appliance was sold separately, in this case model 410C, to the same customer type. The list price for this model is $5,900. To illustrate how VSOE of fair value would be established, a population of transactions in which this model was previously sold separately with sales prices is included below (due to the volume of transactions, we have not included an actual entire population; this is just for illustrative purposes, but is representative of the population on how we establish VSOE of fair value):

Transaction 1 = $4,425

Transaction 2 = $3,953

Transaction 3 = $3,953

All of these sales occurred within the previous 12 months. The transaction range is within a 25% and 35% discount of our published list price, which we consider a tight price range for determining VSOE of fair value. Once the population is determined to be comparable and relevant, a straight average is used. Therefore, in this example, VSOE of fair value would be $4,110 (the sum of the three transaction values, divided by three).

Example #2 – VSOE of fair value on 12-month SafeWord PremierAccess support for 300 users (PCS)

To establish VSOE of fair value on PCS, we use the renewal rate calculated using the same methodology described above. Other comparable renewals of PCS are used to determine VSOE of fair value. This calculation includes consideration of the number of users, length of the support term, and customer type. In this case, comparable transactions would be for renewal sales of SafeWord PremierAccess support in our 250 to 499 user tier for a term of 12-months. The list price for this support is $18.90 per user. To illustrate how VSOE of fair value would be established, a population of comparable transactions is included below (due to the volume of transactions, we have not included an actual entire population; this is just for illustrative purposes, but is representative of the population and how we establish VSOE of fair value):

Transaction 1 = $12.85 per user

Transaction 2 = $13.15 per user

Transaction 3 = $14.18 per user

Transaction 4 = $14.18 per user

All of these sales occurred within the previous 12 months. The transaction range is within a 25% and 35% discount of our published list price, which we consider a tight price range for determining VSOE of fair value. Once the population is determined to be comparable and relevant, a straight average is used. Therefore, in this example, VSOE of fair value would be $13.59 per user or $4,077 for 300 users.

(b) Please tell us more about your subscription based products. Please tell us whether these products are licensed to your customers or if they are made available to your customers under a hosting arrangement. Clarify whether you have a continuing performance obligation associated with the subscription based products. Additionally, please explain why you believe it is appropriate to recognize revenue relating to these products ratably and refer to the specific accounting literature that supports your revenue recognition model.

Our Web Filtering products allow customers to monitor and filter internet usage of their organization based on our web filtering list. For our Web Filtering products, customers download free software from our website in order to use the web filtering list. This software when downloaded has no functionality without our URL control list. Our Web Filtering customers purchase a license to access our server to download our URL control list to use in conjunction with the downloaded software. This license also allows the customer to access and download control list updates which is required for continued functionality of the product. We consider these updates to be in substance a subscription to the ongoing updates. The license will function for a specified amount of time based on the terms of the subscription arrangement.

Our Anti-Virus subscriptions operate in virtually the same manner. Customers purchase a software license for our Anti-Virus product that blocks viruses based on a list of viruses. This list also receive updates, and the customers access those updates over a specified amount of time based on the terms of the subscription arrangement.

These subscription based products are licensed to our customers. We have a continuing performance obligation associated with these subscription based products as we are contractually obligated to provide the Web Filtering and Anti-Virus subscribers with the updates to the lists over the term of the arrangements. Due to the ongoing obligation, we view these as subscriptions and therefore, in accordance with paragraph 12 of 97-2, we recognize this revenue ratably over the term of the subscription arrangement.

(c) Your response indicates that VSOE of solution planning and implementation services is determined based on the price when the element is sold separately. Specifically tell us how you determine pricing for these services. In this regard, we note that VSOE of services is often based on the hourly rate charged to customers. Please provide specific examples to explain how you have established VSOE for these elements.

Solution planning and implementation services are priced at a daily flat rate and customers purchase an appropriate number of service days. Revenue related to these services represented less than 1% of our total company revenue in all periods presented and as such are considered immaterial. However, VSOE of fair value is established by using the same method as described in our response to question 2(a).

(d) We note that you have not addressed our comment regarding the circumstances in which VSOE differs from the renewal rate and/or your published price list. In this regard, we note that you indicate that when there is no evidence of PCS being sold separately then fair value is based on the renewal price in the support agreement. It would appear that such renewal would represent evidence of PCS being sold separately. See paragraph 57 of SOP 97-2. Please advise.

We agree that a renewal rate represents evidence of PCS being sold separately. We also confirm and clarify that we have had no circumstances under which VSOE of fair value for PCS differs from either the renewal rate and/or our published price list. In determining VSOE of fair value, we use the same method as described in our response to question 2(a).

You may contact the undersigned at (408) 979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf Chief Financial Officer and Senior Vice President

cc: Kyle Guse